Uf 2-28-02



02005989



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 31475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. Seelaus & Company Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 DeForest Avenue, Suite 102
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Swierska 908 273 3011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name — *if individual, state last, first, middle name*)

25 DeForest Avenue, Suite 101	Summit	NJ 07901	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02 S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Company Inc., as of December 31, 2001, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title


BERNARD GARRUPPO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/12/2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 14, 2002

To the Board of Directors
R. Seelaus & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of R. Seelaus & Co., Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CRANE, TONELLI, ROSENBERG & CO., LLP


FEB 2 5 2002

R. SEELAUS & CO., INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

(With Independent Auditors' Report)

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com



FEB 2 5 2002

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc.
Summit, NJ 07901

We have audited the accompanying statements of financial condition of R. Seelaus & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2000 financial statements of R. Seelaus & Co., Inc. were audited by other accountants whose report dated January 29, 2001, stated that those financial statements present fairly, in all material respects the financial position and the results of its operations and its cash flows in conformity with generally accepted accounting principles.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

February 14, 2002

CRANE, TONELLI, ROSENBERG + Co. LLP



PCPS

R. SEELAUS & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2001	2000
Cash	$ 142,557	$ 150,244
Securities owned – marketable	7,742,649	7,839,309
Secured demand notes	290,000	290,000
Furniture, equipment, and leasehold improvements – net	82,538	82,177
Other assets	316,931	341,937
	$8,574,675	$8,703,667

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Payables to clearing organization	$6,867,463	$7,105,773
Securities sold, not yet purchased, at market value	52,577	134,021
Accrued expenses and other liabilities	415,768	283,971
Note payable	66,012	99,023
Income taxes payable	5,000	-
Deferred income tax	4,393	4,493
	7,411,213	7,627,281
Subordinated borrowings	290,000	290,000
Stockholders' Equity:		
Common stock, no par value; 1,000,000 shares authorized, 12,217 shares issued and outstanding, stated at $23 per share	282,225	282,225
Additional paid-in capital	68,000	68,000
Less: Treasury stock, 1,090 and 1,393 shares at cost, respectively	(80,768)	(101,823)
Retained earnings	604,005	537,984
Total Stockholders' Equity	873,462	786,386
	$8,574,675	$8,703,667

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Revenues:		
Trading gains	$4,036,595	$3,136,824
Syndicate income	1,464	4,832
Commission income	298,760	441,065
Interest income	332,076	343,072
Total Revenue	4,668,895	3,925,793
Operating Expenses:		
Employee compensation and benefits	3,106,765	2,401,743
Non-broker clearance charges	164,826	225,610
Interest	286,404	305,650
Communications	93,293	93,623
Occupancy and equipment	345,375	310,137
Promotion	8,389	12,056
Data processing	33,945	31,021
Regulatory assessments	27,966	34,010
Taxes, other than income taxes	154,370	127,523
Depreciation	21,561	22,987
Other operating expenses	362,933	327,654
Total Operating Expenses	4,605,827	3,892,014
Income from operations	63,068	33,779
Other income	12,947	3,534
Other expenses	(1,963)	(7,724)
Income before income taxes	74,052	29,589
Provision for income taxes	6,777	6,452
Net income	$ 67,275	$ 23,137

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-In	Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Earnings	Equity
Balance at January 1, 2000	12,217	$282,225	$68,000	1,845	($134,829)	$516,243	$731,639
Net Income						$23,137	$23,137
Issuance of Treasury Stock (452 shares at cost)				(452)	$33,006	($1,396)	$31,610
Balance at January 1, 2001	12,217	$282,225	$68,000	1,393	($101,823)	$537,984	$786,386
Net Income						$67,275	$67,275
Purchase of common shares for treasury (129 shares at cost)				129	($11,004)		($11,004)
Issuance of Treasury Stock (432 shares at cost)				(432)	$32,059	($1,254)	$30,805
Balance at December 31, 2001	12,217	$282,225	$68,000	1,090	($80,768)	$604,005	$873,462

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash Flows from Operating Activities:		
Net Income	$ 67,275	$ 23,137
Adjustments to reconcile net income to		
Net cash provided by operating activities:		
Depreciation	21,561	22,987
Deferred taxes	(100)	(142)
Loss on termination of lease	-	7,724
(Increase) decrease in operating assets:		
Securities owned	96,660	(1,535,542)
Other assets	25,006	(8,705)
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	131,797	(126,161)
Payables to clearing organization	(238,310)	2,778,712
Securities sold not yet purchased	(81,444)	(977,346)
Income tax payable	5,000	-
Total adjustments	(39,830)	161,527
Net cash provided by operating activities	27,445	184,664
Cash Flows From Investing Activities:		
Acquisition of NASD stocks and warrants	-	(85,100)
Acquisitions of furniture, equipment, and leasehold improvements	(21,922)	(73,887)
Net cash used in investing activities	(21,922)	(158,987)
Cash Flows From Financing Activities:		
Payment on note payable	(33,011)	(33,011)
Issuance of treasury stock	30,805	31,610
Purchase of common stock for treasury	(11,004)	-
Net cash used in financing activities	(13,210)	(1,397)
Net (decrease) increase in cash	(7,687)	24,280
Cash at beginning of the year	150,244	125,964
Cash at end of the year	$ 142,557	$ 150,244
Supplemental cash flows disclosures:		
Cash paid during the year for:		
Income taxes	$ 1,877	$ 9,750
Interest	$ 306,420	$ 291,485

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Balance at January 1, 2000	$ 290,000
Increases:	-
Decreases:	-
Balance at December 31, 2000	290,000
Increases:	-
Decreases:	-
Balance at December 31, 2001	$ 290,000

See accompanying notes to financial statements

Note A: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boca Raton, Florida.

Securities Transactions

Marketable securities are valued at market values. All investments as of December 31, 2001 and 2000 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations and Unit Investment Trusts in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. The Company operates on a settlement date basis in which the transactions are recorded on the third business day following the trade date.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued

Note A: Summary of Significant Accounting Policies: (Continued)

Income Taxes

Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. For the years ended December 31, 2001 and 2000, the principal items resulting in a difference is the difference in depreciation methods for financial accounting and methods allowable for income tax purposes.

Note B: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values at December 31, 2001 and 2000 as follows:

	2001	
	Owned	Sold Not Yet Purchased
Government obligations	$2,505,372	$ 3,000
State and municipal obligations	5,005,628	11,714
Corporate bonds	197,455	37,863
Unit investment trusts	34,194	-
	$7,742,649	$ 52,577

	2000	
	Owned	Sold Not Yet Purchased
Government obligations	$3,539,523	$ 14,503
State and municipal obligations	3,458,168	5,144
Corporate bonds	782,485	114,374
Unit investment trusts	59,133	-
	$7,839,309	$134,021

Continued

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2001

Note C: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2001 and 2000 are listed below:

	2001	2000
Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2002 based on $200,000 balance. Interest expense was $18,000 and $16,500 for the years ended December 31, 2001 and 2000, respectively.	$190,000	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 9% interest paid monthly to April 30, 2000, and 8% through April 15, 2002. Interest expense was $8,000 and $7,700 for the years ended December 31, 2001 and 2000, respectively.	100,000	100,000
	$290,000	$290,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note D: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Office machinery and equipment	$ 227,265	$ 211,584
Leasehold improvements	33,147	26,906
	260,412	238,490
Less: Accumulated depreciation	(177,874)	(156,313)
Net Furniture, Equipment, and Leasehold Improvements	$ 82,538	$ 82,177

Continued

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2001 and 2000

Note E: Other Assets:

Included in Other Assets are 5,000 shares of stock of The Nasdaq Stock Market, Inc. (Nasdaq) and 1,500 warrants to purchase shares of Nasdaq owned by The National Association of Securities Dealers, Inc. (NASD). Each warrant entitles the holder to purchase four shares of common stock of Nasdaq owned by NASD. These warrants are exercisable commencing on the second anniversary of issue date through the fifth anniversary of issue date at exercise prices ranging from $13 to $16 per share. These securities, acquired through private placement are subject to certain restrictions on transferability and are reflected at cost of $85,100 at December 31, 2001 and 2000.

Note F: Payables to Clearing Organization:

The payable to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note G: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring June, 2006. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2002	$193,634
2003	193,823
2004	194,619
2005	146,923
2006	3,822
Thereafter	-
Total future minimum lease payments	$732,821

Rent expense under all operating leases was approximately $221,326 and $186,716 for the year ended December 31, 2001 and 2000, respectively.

Continued

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2001 and 2000

Note H: Note Payable:

Note Payable at December 31, 2001 and 2000 consists of the following as a result of the Company's acquisition of 2,260 shares from a retiring shareholder in March 1999:

Note payable, due in annual installments of $33,006 Plus accrued interest at 4.5%, maturing May 1, 2003	$ 66,012

Principal payments due on the above note for each of the subsequent two years are as follows as of December 31, 2001:

2002	$33,006
2003	33,006
	$66,012

Note I: Income Taxes:

Net non-current deferred taxes as presented in the accompanying statement of financial condition at December 31, 2001 and 2000 consists of the following:

	2001	2000
Deferred tax asset:		
Capital loss carryforward	$ -	$ -
Net operating loss carryforward	-	1,460
Valuation allowance	-	-
	-	1,460
Deferred tax liability-depreciation	(4,393)	(5,953)
Net deferred tax liability	$(4,393)	$(4,493)

Continued

Note I: Income Taxes: (Continued)

The provision for income taxes consists of the following for the years ended December 31, 2001 and 2000:

	2001	2000
Current:		
Federal	$4,000	$ -
State	2,877	6,593
Total Current Taxes	6,877	6,593
Deferred:		
Federal	400	(725)
State	(500)	584
Total Deferred Taxes	(100)	(141)
Income Taxes	$6,777	$6,452

Variations in the customary relationship between income tax expense and pre-tax accounting income exist because of non-taxable income items and non-deductible expense items included in the statements of income. For the years ended December 31, 2001 and 2000 the principal variations resulted from non-taxable interest income on state and municipal obligations, and non-deductible interest expense.

Note J: Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2001, are the following:

Municipal Trading Gains	$1.7
Government Trading Gains	2.0
Corporate Trading Gains	.3
	$4.0

Continued

Note K: Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings. The estimated fair values and the carrying amounts of these financial instruments at December 31, 2001 are the same.

The fair value estimates of the Company's long-term notes payable and subordinated borrowings are based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

Note L: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest from 1% to 15% of their salary in the employee's choice of mutual fund. The Company matches 50% of the employee's contributions up to a maximum of 3%. During the years ended December 31, 2001 and 2000, the Company contributed approximately $28,300 and $38,500, to the plan, respectively.

Note M: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $422,021, which is $172,021 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2001 was 1.14 to 1.

Note N: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note O: Concentrations:

The Company maintains its cash balances in a financial institution located in New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the company has no uninsured cash balances.

SCHEDULE I

R. SEELAUS & CO., INC.
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2001	2000
Net Capital:		
Stockholders' Equity from Statement of Financial Condition	$ 873,462	$ 786,386
Add: Subordinated borrowings allowable in computation of net capital	290,000	290,000
Total Capital and Allowable Subordinated Borrowings	1,163,462	1,076,386
Deductions and Charges:		
Non-Allowable Assets	260,791	246,523
Net Capital Before Haircuts on Security Positions (tentative net capital)	902,671	829,863
Haircuts on Securities	480,650	493,219
Net Capital	$ 422,021	$ 336,644
Aggregate Indebtedness:		
Payable to Brokers and Dealers	$ 12,660	$ 268,554
Accrued Expenses and Other Liabilities	469,121	351,315
Total Aggregate Indebtedness	$ 481,781	$ 619,869
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $481,781)	$ 32,120	$ 41,324
Minimum Dollar Net Capital Requirement	$ 250,000	$ 250,000
Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital at 1,500%	$ 172,021	$ 82,644
Excess Net Capital at 1,000%	$ 373,843	$ 274,657
Ratio of Aggregate Indebtedness to Net Capital	1.14	1.84

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2001, as amended, filed on February 14, 2002.

SCHEDULE II

R. SEELAUS & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2001	2000
Credit Balances	NONE	NONE
Debit Balances	NONE	NONE
Reserve Computation:		
Excess of Total Credits Over Total Debits	NONE	NONE
Required Deposit	NONE	NONE
Frequency of Computation:	NOT APPLICABLE	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2001, as amended, filed on February 14, 2002.

SCHEDULE III

R. SEELAUS & CO., INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE